JobsInSite, Inc.

426 West 49th Street, Suite 4A

New York, NY 10019

January 18, 2007

By EDGAR Transmission and by Hand Delivery

Gregory S. Belliston

Division of Corporate Finance

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

JobsInSite, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 28, 2006

File No. 333-137624

Ladies and Gentlemen:

On behalf of JobsInSite, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated October 19, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

General

1.

   Although your website is not incorporated by reference into your filing, it should be consistent with the disclosure in the filing. We note that while page 1 of your filing states you have “limited experience in the career software and employer recruiting business,” the “About Us” page on your website includes the following claims:

•

“The founders of JobsinSite have top-flight educational credentials,”

•

“Our team is comprised of individuals who have worked in many of the premier management, service, technology, and Internet-affiliated companies in the world.”

•

“The common denominator is heavy experience in the service, management, technology, and Internet industries alike.”

Please consider revising your website so it is more consistent with the filing’s description of your company’s experience.

COMPANY RESPONSE. To make our website more consistent with the disclosure of our Company’s experience in the filing, we have revised the “About Us” page on our company website by removing the references to the three claims noted in comment 1.

Summary Consolidated Financial Information page 3

2.   Please revise your inception-to-date disclosures here and in your financial statements to include the operations of your predecessor limited liability company. In addition, please revise your disclosures in MD&A and in your financial statements to clarify what assets, rights and obligations were contributed or assumed from the limited liability company.

COMPANY RESPONSE. We have revised the disclosure in MD&A to state that the predecessor LLC was established in August 2003 and did not, at any time, conduct any form of business activities. During the period of its existence, from August 2003 through the liquidation date in June 2004, the LLC received total cash inflow from its members of $1,394 and expended the same amount for expenses such as the initial formation of the LLC, monthly internet costs, paper and supplies and bank charges.  No assets were purchased or created during the period and no liabilities existed that were either transferred or sold to the new entity.

Risk Factors

We have future capital needs and without adequate capital. . . .page 4

3.   Please state how long you estimate the funds currently available to the company will enable the company to continue operating under its current business plan.

COMPANY RESPONSE. We have revised this risk factor to disclose that we expect that the funds currently available to the Company will allow us to execute our business plan over the next 12 months of operations. We have also revised this risk factor to provide that the principals of our Company have committed up to $25,000.00 in additional capital to the Company through non-interest bearing unsecured lines of credit.

Our inability to successfully achieve a critical mass of sales . - - page 5

4.   Please state the amount of sales the company considers to be a “critical mass.”

COMPANY RESPONSE. We have revised this risk factor to disclose that in order to enhance the current version of our software to provide standardized video, software features permitting applicant tracking, full database management of resumes for our clients, multi-language translation, the addition of employees that are focused on marketing, business development, network operations management, and to cover our operating expenses, the Company believes that it will need to generate approximately $300,000 to $350,000 in sales over the next 18 months of operations.

Intense competition. page 7

5.   Please identify your principal competitors and their products that compete with yours.

COMPANY RESPONSE. We have revised this risk factor to disclose that our principal competitors can be classified into two main categories:  1) online job boards with training tips and strategies for job applicants; and 2) placement agencies and headhunters. In this risk factor we have also made reference to the section entitled “Competition” on page 24.

We will have broad discretion over the use of proceeds. page 8

6.   Please revise this risk factor heading to clarify that the proceeds to which it refers are the proceeds from the private placement performed earlier this year and not the proceeds from this resale offering.

COMPANY RESPONSE. We have revised this risk factor heading to clearly reflect that the “use of proceeds” referred to in the heading relate to those raised from the Company’s private offering during the period April 1, 2006 through June 1, 2006.

Directors and. Executive Officers. page 10

7.   So it is clear you have provided management’s business experience for the   past five years, please include the dates when they held the positions that are described.

COMPANY RESPONSE.  We have provided the date’s management held the stated positions and also the date’s management completed their educational programs.

8.  We note from page 22 that you do not consider your two executive officers to be employees, and we note from page 27 that you do not pay them a salary. Please disclose how much time they will devote to the company each week. Also disclose whether they have other employment and, if so, what that employment is.

COMPANY RESPONSE. We have disclosed that the two executives, Kevin Cadette and Kofi Kankam, will each continue to devote a minimum of 20 hours a week to the Company.

Additionally, as relates to other employment, we have disclosed that concurrently with his role and involvement in the Company, Mr. Kankam is the Managing Director of Endeavor Strategy Group, LLC a company engaged in preparing business plans for start-up companies; and that concurrently with his role and involvement in the Company, Mr. Cadette is the President of Warner Cadette, LLC, a consulting company offering information technology project management, consulting and development services.

Experts. page 13

9.   Please revise your disclosure to remove the implication that the interim financial information as of and through June 30, 2006 has been audited by Paritz & Company, P.A. or provide their audit report in your filing.

COMPANY RESPONSE. We have revised our disclosure to indicate only that the interim financial information as of and through September 30, 2006 were reviewed by Paritz & Company, P.A. and not audited.

Description of Business, page 14

10.

 Please discuss your advertising, sales, and distribution methods. If you have multiple sales or distribution methods, state how much revenue was derived from each.

COMPANY RESPONSE. We have revised our disclosure to more descriptively discuss our advertising, sales and distribution method.

Industry Background, page 14

11. Please cite sources for each of the figures included in the third full paragraph on page 15, which begins with “Perhaps motivated by the decrease. . . .“ Cite sources for the figures included in the fourth paragraph as well.

COMPANY RESPONSE. We have cited to the sources for each of the figures referenced in both the third and fourth paragraphs.

Business Operations. page 17

12.  Please state the revenues attributable to each of your four products during

       2005 and the interim period in 2006.

COMPANY RESPONSE.  We have provided the revenues attributable to each of our four products. Please note that each of the four products complement each other to create a cohesive suite and that thus far, a significant majority of our sales have involved customers purchasing the entire product suite rather than individual product sales.

Research and Development Costs, page 18

13.  Please explain what the “customized packages” are, as referenced in the third paragraph of this discussion.

COMPANY RESPONSE. We have revised this sentence to explain that customized packages refers to adding client name and logo on CD cover and actual CD and customized CD content describing the client’s business.

14.

Please file as an exhibit the agreement with Rovix, and discuss its material terms in the Business section.

COMPANY RESPONSE. At this date, the Company does not have a formal contractual agreement with either Rovix or Discmakers (or similar CD fabricator) as the CD duplication services these third party service companies provide the Company are on an as needed basis. The Company will consider entering into a formal agreement once the demand for the Company’s products rise to a consistent level.

Growth Strategy. page 19

15. We note you have filed as exhibit 10.4 the agreement with the New Jersey
Institute of Technology’s Equal Opportunity Fund Program, which is mentioned at the top of page 20. Please explain what the Equal Opportunity Fund Program is, and discuss this agreement’s material terms.

COMPANY RESPONSE. The Equal Opportunity Program (EOP) is a program that was established in 1975 by the New Jersey Department of Higher Education to encourage higher educational institutions to identify, recruit, and provide financial assistance to needy students who are residents of the State in order that they may attend institutions of higher education. The EOP is a program that is replicated across numerous universities in New Jersey and other states.

Although there was no formal contact entered into, the Company produced 150 units of its four-product software (resume writing, interviewing/negotiating, online job search strategies & tips, and a review of 120+ websites to expose the user to various websites) CD for NJIT.  The units were sold to NJIT for $20.25 per CD unit.  Each CD was made with the logos of NJIT on the CD.  The payment was arranged with 65% of the total cost of the CDs payable within 2 weeks of invoicing with the remaining 35% balance due 10 days after the receipt of the software.

16. Please file as exhibits the agreements with Streetwise Partners and Rutgers
University — TRIO services program, and discuss the material terms in the body of your document.

COMPANY RESPONSE. There was no formal contract entered into by the Company with either Streetwise Partners or Rutgers University and therefore the Company is not able to file exhibits memorializing the terms of these sales.

Although there was no formals contact entered into, the material terms of these sales were as follows and have been incorporated into the body of our document:

Streetwise Partners: The Company produced 20 units of its four-product software CD.  The small unit count was intended to offer an introduction to JobsInSite products for future partnership opportunities as part of pilot program in which Streetwise Partners used software to supplement its training with a limited number of its clientele.  The units were sold to Streetwise Partners for $20 per CD unit for a total of $200.  Each CD was made with the logo of Streetwise Partners on the CD cover. JobsInSite received the full $200 two weeks before delivery of the CDs.

Rutgers University: The Company produced 10 units of its four-product software CD.  The units were sold to Rutgers for $20.00 per CD unit.  The CDs were produced for the TRIO program, a program designed to support the successful transition of minority Rutgers students into the campus community and to increase collegiate and professional success.  JobsInSite produced such a small quantity on the advice of a Rutgers administrator who suggested that this initial order would establish a small partnership which could be further developed in future years.  Each CD was made with the logo of Rutgers on the CD.  The payment was arranged with 100% of the total cost of the CDs payable within 1 week of invoicing

17. Regarding the “Minority Business Enterprise and Small Disadvantages Business Certification” paragraph on page 20:

•

Please explain the criteria the company met to obtain each of the certifications mentioned in this paragraph, and

•

Please quantify the amount of sales that have resulted from the company having these designations.

COMPANY RESPONSE. We have amended the document to provide both an explanation on the criteria the Company met to obtain its various certifications and the sales generated through these certifications.

18. Please explain in the “Direct Marketing” discussion on pages 20-21 why the company selected Ohio as the location in which to conduct its newspaper advertising efforts.

COMPANY RESPONSE. We have amended the document to provide an explanation on why the Company selected Ohio as the location in which to conduct its newspaper advertising efforts. The reasons include a lower cost to advertise and the fact that Ohio is the state where CEO Kofi Kankam was raised and was therefore more familiar with the newspaper circulation rate and readership level.

19. Please discuss in the “Entering New Service Areas” paragraph on page 21 where each product mentioned in this paragraph currently is in the development process, the estimated cost for finishing the development process and launching each product, and the approximate timeframe when each will be available for sale to the public.

COMPANY RESPONSE. In response to this comment we have revised the discussion regarding “Entering New Service Areas”.

Employees ,page 22

20. We note the company has no employees. Please clarify in this section and in
“Directors and Executive Officers” on page 10 the employment status of Mr. Kankam and Cadette, who are identified as executive officers.

COMPANY RESPONSE. We have disclosed that the two executives, Kevin Cadette and Kofi Kankam, will each continue to devote a minimum of 20 hours a week to the Company. Please also see our response to comment #8 above.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations. page 22

Plan of Operation. page 22

21. It appears some time has passed since this discussion was written. For example, we note the statement on page 23 that “[s]oftware demonstration for posting to website will be completed by March 2006.” Please update this discussion to indicate the extent to which the initiatives have been reached, and continue to keep it current during the course of our review. For example, since October 2006 is almost over, you should state whether management attended the conference in Buffalo, New York that is discussed at the bottom of page 23.

COMPANY RESPONSE. We have updated this discussion to disclose initiatives that have been completed and will continue to keep it current over the course of this review.

22. Please revise your disclosure to clearly and accurately reflect your actual accomplishments and your planned activities. As two examples, on page 22 you indicate that software demonstrations will be completed by March 2006, a date that has already past, and on page 24 you indicate that you will plan to update your profile on an additional 150 company websites.

COMPANY RESPONSE. We have updated our disclosure to clearly and accurately reflect our actual accomplishments and planned activities.  For instance, we have revised the disclosure to indicate that in March 2006 the Company completed the design of its software demonstration for potential clients, which is selectively made available to prospective clients with whom the Company is interacting.

23. It appears the company’s personnel are planning a large amount of travel during the next year. Please state your best estimate as to the cost of this travel and the expected source of funds.

COMPANY RESPONSE.  We anticipate and plan to have minimal travel during the next 12 months as we are focusing our efforts in the states of New York, New Jersey and Pennsylvania. We expect that travel within this tri-state area will consist of day trips through the use of ground transportation (i.e., a vehicle owned by one of the principals or train) the expenses of which will be incurred by the principals themselves and not the Company.

Our strategy of using electronic means will negate a significant amount of travel. Once we have made contact with company key decision makers we will follow-up with electronic presentations and downloadable software demonstrations.  Once our target company has full interest in our products we would meet in person if needed.  To date, this has worked well in the New York and New Jersey.   We are looking to leverage the internet for companies that are not within driving distance.  By using online meeting services we hope to negate sale travel expenses without detriment to our selling efforts.

Results of Operations for the Six Months Ended June 30. 2006. page 25

24. Please revise your disclosure to compare the operating results of the six months ended June 30, 2006 to those of the comparable period in 2005 as required by Item 303(b)(2) of Regulation S-B.

COMPANY RESPONSE. We have revised our disclosure as required by Item 303(b)(2) of Regulation S-B.

25. Please revise your disclosure to indicate the nature of your general and administrative expenses as well as your research and development expenses.

COMPANY RESPONSE.  We have revised our disclosure to indicate the nature of our general and administrative as well as research and development expenses

26. Please provide the discussion of your calendar 2005 operating results compared to those of calendar 2004 as required by Item 303(b)(l) of Regulation S-B.

COMPANY RESPONSE. We have amended our disclosure to provide a discussion of our calendar 2005 operating results compared to those of 2004.

Liquidity and Capital Resources. page 26

27. Please expand this discussion to include the information required by Item
303(b)(l)(i) and (iii).

COMPANY RESPONSE. We have expanded our disclosure to include information required by Item 303(b)(l)(i) and (iii).

28. Please revise your disclosure to discuss your plans and any commitments to acquire commercial quality, high-speed software duplication equipment as disclosed on page 18.

COMPANY RESPONSE. We have revised our disclosure to discuss our plans and commitments to acquire commercial quality, high-speed software duplication.

29. Please revise your June 30, 2006 working capital disclosure to subtract the $2,500 in accounts payable and accrued liabilities existing at that date.

COMPANY RESPONSE. We have revised our disclosure to provide that our June 30, 2006 working capital amount was$11,409.

30. Please disclose the impact of your costs to be incurred in connection with this registration statement on your liquidity. In your disclosure, please discuss how you will fund the estimated $25,500 as disclosed on page 37 and why you are willing to incur costs in excess of the $17,900 raised in the private placement.

COMPANY RESPONSE. A percentage of the estimated expenses associated with this registration statement have been incurred as the Company has spent over $3,350 on transfer agent, legal and blue sky expenses. The principals have committed up to $25,000.00 in additional capital to the Company in order to fund its growth and account for the estimated costs to be incurred in connection with this registration statement.

Management believes in the quality of its products as evidenced by the nature of the customers that have purchased its products to date, and most importantly, through qualified end of sales cycle discussions it has had with various Fortune 500 companies.  Management views its commitment of these funds as part of the overall investment it has made over the past three years in designing the software, attending various events with potential customers and building the software product demonstration for prospective clients.  Management believes that its commitment of up to $25,000 in additional capital will propel the Company forward and will serve as a foundation upon which future revenues can be attained.

Executive Compensation. page 27

31. The table should reflect compensation for 2005, not 2006. Please revise the “Year” column accordingly.

COMPANY RESPONSE. We have revised the table to reflect compensation for 2005.

Plan of Distribution and Selling Stockholders. page 29

32. Please identify the natural persons who are the beneficial owners of the shares held by BCT Partners and Wilson Equities, LLC.

COMPANY RESPONSE. We have revised the disclosure to identify the beneficial owners of BCT Partners and Wilson Equities, LLC.

33. Please identify which of the selling security holders, if any, are either broker- dealers or affiliates of a broker-dealer.

COMPANY RESPONSE. None of the selling security holders are broker-dealers or affiliates of a broker dealer.

34. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this requirement is if the broker-dealer received the securities as compensation for underwriting activities.

COMPANY RESPONSE. We note this comment and again disclose that none of the selling security holders is a broker-dealer.

35. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•

the selling security holder purchased in the ordinary course of business; and

•

at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

COMPANY RESPONSE. We note this comment and disclose that no selling security holder is an affiliate of a broker-dealer.

Independent Auditors’ Report. page_F-1

36. Please have Paritz & Co, PA. update the title of their report and their reference to auditing standards to comply with PCAOB Auditing Standard No. 1.

COMPANY RESPONSE. Paritz & Co, PA. has updated the title of their report and their reference to auditing standards to comply with PCAOB Auditing Standard No. 1.

37. Please have Paritz & Co, P.A. ensure that their report covers and consistently identifies the inception date of your predecessor limited liability company.

COMPANY RESPONSE. Paritz & Co, P.A. has ensured that their report covers and consistently identifies the inception date of our predecessor limited liability company.

Balance Sheet, page F-2

38. Please revise your 2004 balance sheet to remove the negative property plant and equipment balance and revise your statements of cash flows and statements of operations as appropriate. Please explain to us how a negative balance for property plant and equipment can exist.

COMPANY RESPONSE. The 2004 balance sheet has been corrected to remove the erroneous classification of a liability account. The item has been reclassified as have all related statements including the cash flows for 2004 and for 2005.

Statement of Operations, page F-3

39. Please revise your financial statements to include the inception-to-date period required by paragraph l 1b of SFAS 7.

COMPANY RESPONSE. The statement of operations on F-3 of the financial statements provides this disclosure.

40. Please revise your financial statements to ensure that periods with net losses are presented in parentheses.

COMPANY RESPONSE. All corrections for this item have been made in the revised SB-2.

41. Please revise your financial statements to round your basic and diluted earnings per share amounts to the nearest cent to not imply a greater degree of accuracy than exists.

COMPANY RESPONSE. We have rounded all such earnings/loss per share numbers to only 2 decimal places.

Statement of Stockholders’ Equity (Deficiency). page F-4

42. Please revise your financial statement to present separately the rollforward of each balance sheet equity account. In addition, please explain to us why you have a beginning balance for 2004 if you present that year as your inception period.

COMPANY RESPONSE. The opening balances in these accounts have been revised to reflect that the corporation has zero opening balances in these accounts.

Statement of Cash Flows. page F-5

43. Please revise your financial statements to include the inception-to-date period required by paragraph 11 c of SFAS 7.

COMPANY RESPONSE. The required information has been presented in the revised SB-2.

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies. page F-6

44. Please disclose the nature of your revenue recognized and your revenue recognition policy. Please differentiate between software sales, product sales and services.

COMPANY RESPONSE. The Company has disclosed the nature of its revenue recognition policy. Please note that the Company does not provide any services and does not differentiate between software and product sales as the Company only sells software CD’s.

Research and development, costs. page F-7

45. Please revise your disclosure to specifically disclose your policy for software development costs accounting and explain to us how your policy complies with SFAS 86. On page 6 you indicate that you are developing customized new software programs for corporate purchasers.

COMPANY RESPONSE. We have revised to disclose that all costs incurred prior to the time at which a product becomes feasible or market ready, are expensed as incurred.  Since the Company has yet to produce a final version of its software, all development costs to date have been expensed to operations in the years incurred.

46. Please disclose your policy for the accounting for website development costs under EITF 00-2

COMPANY RESPONSE. We disclosed to provide our policy for the accounting of website development costs under EITF 00-2.

Interim Financial Statements

Statement of Cash Flows, page F-10

47. Please revise your presentation to include the six-month period ended June 30,
2005 as required by Item 310(5) of Regulation S-B.

COMPANY RESPONSE. We have revised to include the six-month period ended June 30, 2005.

Notes to Financial Statements, page F-11

48. Please add a footnote to disclose your 2006 equity issuance. Please disclose the registration rights associated with this issuance as provided in Exhibit 10.3.

COMPANY RESPONSE. We have added a footnote to disclose the 2006 equity issuances and the piggyback registration rights provided to holders of our common stock.

49. Please disclose in your financial statements and in your liquidity discussion of
MD&A the commitment by your shareholders to loan you up to $3,000 as disclosed in a risk factor on page 4.

COMPANY RESPONSE. We have revised our discussion under “Commitments and Contingencies” of our MD&A to disclose the commitment by our principal officers to commit up to $25,000, adjusted the risk factor on page 4 to disclose the increase from $3,000 to $25,000 and added a footnote (F-12) to the financial statements disclosing this commitment by the principals.

Information Not Required in Memorandum. page 37

50. We note the expenses associated with this offering exceed your total assets, and since you are not profitable, it appears you will be unable to cover these expenses with cash from operations. Please discuss these upcoming expenses in “We have future capital needs and without adequate capital...” on page 4 and in “Liquidity and Capital Resources” on page 26. State the expected source of the funds that will be used to cover these expenses.

COMPANY RESPONSE. We have revised, in the pertinent sections requested above, to disclose the expected source of funds to cover the expenses associated with this offering.

Signatures. page 40

51. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended filing. If Kevin Cadette, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

COMPANY RESPONSE. We have revised to provide that Kevin Cadette, the Company’s CFO, also serves as our principal accounting Officer.

Exhibit 5.1: Legal Opinion

52. The first paragraph of the legal opinion refers to the company as a “Nevada corporation.” However, based on the registration statement cover page and the certificate of incorporation filed as exhibit 3.1, it appears the company is a New York corporation. Counsel should revise the opinion accordingly.

COMPANY RESPONSE. The legal opinion, Exhibit 5.1, has been revised to reflect that the Company is a New York corporation.

53. Counsel should revise the opinion to clarify that the conclusion that the shares “are validly issued, fully paid and non-assessable” is based on New York state law.

COMPANY RESPONSE. The legal opinion, Exhibit 5.1, has been revised to reflect that the Company’s shares are validly issued, fully paid and non-assessable under New York State Business Corporation Law.

Exhibit 23.1: Consent of Paritz & Co.. PA.

54. Please have Paritz & Company, P.A. revise their consent to cover the naming of their firm as an expert on page 13.

COMPANY RESPONSE. Paritz & Company, P.A. has revised their consent to cover the naming of their firm as experts.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kwajo Sarfoh at (212) 956-2313.

Sincerely,

JOBSINSITE, INC.

 By:

/s/  Kofi Kankam

Kofi Kankam

Chief Executive Officer